UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 19, 2008

Exhibit 99.1

Perfect World Announces Purchase of New Office Premises in Beijing

Beijing China (March 19, 2008) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced it recently entered into an agreement for the purchase of the premises with an area of approximately 55,000 square meters in Chaoyang District, Beijing. The aggregate purchase consideration is approximately RMB700 million, 55% of which is required to be paid in the first quarter of 2008, while most of the remaining consideration is expected to be paid in the second quarter of 2008. The premises will be used as the Company’s new principal office to meet the demand arising from the Company’s recent business expansion and headcount increase. Perfect World will acquire the premises after completing relevant real estate registration procedures.

“I am pleased with the recent growth of our business and our future prospects resulting from the effective execution of our growth strategies,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Growth comes with necessary increases in staff and office space and we expect this to continue for the foreseeable future. The centralized new office space is expected to enhance our ability to execute our core strategies with a focus on highly efficient and timely developments. After careful evaluation of our future needs, we believe that our best course of action is to secure office premises and enter into this particular transaction. I am confident that we are still able to maintain a healthy balance sheet and strong and consistent operations.”

About Perfect World Co., Ltd. (www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed 3D massively multiplayer online role playing games (“MMORPGs”) includes “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian” and “Chi Bi.” The Company uses a time-based revenue model for “Perfect World,” and an item-based revenue model for “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian” and “Chi Bi.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in more than ten countries and regions. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Peter Homstad

Tel: +1-480-614-3026

Fax: +1-480-614-3033

Email: phomstad@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com